CANYON COPPER CORP.
Suite 408, 1199 West Pender Street
Vancouver, British Columbia, Canada V6E 2R1
Tel: (604) 331-9326

January 12, 2012

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549

Attention: Alexandra Ledbetter

Dear Sirs/Mesdames:

Re:	Canyon Copper Corp. (the “Company”)
- Registration Statement on Form S-1 - 333-176303

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its Registration Statement on Form S-1 to 12:00 p.m. (Eastern Standard Time) on January 16, 2012.

In connection with the Company’s request for acceleration of the effective date of its Registration Statement on Form S-1, the Company acknowledges that:

(a)	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please call with any questions.

Very truly yours,

CANYON COPPER CORP.

/s/ Anthony Harvey
_____________________________
Anthony Harvey
Chairman, Chief Executive Officer
and Director